Exhibit 2.2

Execution Version

J.P. MORGAN SECURITIES INC.	BANC OF AMERICA SECURITIES LLC
JPMORGAN CHASE BANK, N.A.	BANK OF AMERICA, N.A.
270 Park Avenue	One Bryant Park
New York, New York 10017	New York, New York 10036

April 26, 2010

$1,250,000,000
Senior Secured Credit Facilities
Commitment Letter

Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts 01887

Attention: Thomas F. Ackerman
Corporate Executive Vice President & Chief Financial Officer

Ladies and Gentlemen:

Charles River Laboratories International, Inc., a Delaware corporation (the “ Borrower” or “you”), has advised J.P. Morgan Securities Inc. (“JPMorgan”), JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”), Banc of America Securities LLC (“BAS”) and Bank of America, N.A. (“Bank of America”; together with JPMorgan, JPMorgan Chase Bank, BAS, the “Committing Parties”, “we” or “us”) that it intends to acquire the Target and consummate the other transactions described in the introductory paragraph of the Summary of Terms and Conditions attached hereto as Exhibit A (the “ Term Sheet ”). Capitalized terms used but not defined herein are used with the meanings assigned to them in the Term Sheet.

In connection with the foregoing, you have requested that JPMorgan and BAS agree to structure, arrange and syndicate senior credit facilities as described in the Term Sheet in an aggregate amount of up to $1,250,000,000 (collectively, the “Credit Facilities”). You have also requested that (i) JPMorgan Chase Bank and Bank of America commit to provide the Credit Facilities and (ii) JPMorgan Chase Bank serve as administrative agent for the Credit Facilities.

JPMorgan and BAS are pleased to advise you that they are willing to act as joint lead arrangers and joint bookrunners for the Credit Facilities. Furthermore, JPMorgan Chase Bank is pleased to advise you of its commitment to provide an amount equal to $687,500,000 of the Credit Facilities, and Bank of America is pleased to advise you of its commitment to provide an amount equal to $562,500,000 of the Credit Facilities. This Commitment Letter and the Term Sheet set forth the principal terms and conditions on and subject to which JPMorgan Chase Bank and Bank of America are willing to make available the Credit Facilities.

It is agreed that JPMorgan and BAS will act as the joint lead arrangers and joint bookrunners (in such capacities, the “Arrangers”), that JPMorgan Chase Bank will act as the sole administrative agent (the “Administrative Agent”) and that BAS will act as the sole syndication agent, for the Credit Facilities. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Credit Facilities unless you and we shall so agree and except as provided for in the Term Sheet.

We intend to syndicate the Credit Facilities to a group of financial institutions (together with JPMorgan Chase Bank and Bank of America, the “Lenders”) identified by us in consultation with you. The Arrangers intend to commence syndication efforts promptly, and you agree actively to assist the Arrangers in completing a syndication satisfactory to them. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between senior management and advisors of the Borrower and the proposed Lenders (and your using commercially reasonable efforts to ensure such contact between senior management and advisors of the Target and the proposed Lenders), (c) assistance in the preparation of a confidential information memorandum (the “Confidential Information Memorandum”) and other marketing materials to be used in connection with the syndication (the “Information Materials”) and (d) the hosting, with the Arrangers, of one or more meetings of prospective Lenders.

The Arrangers will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders, in each case in consultation with you. To assist the Arrangers in their syndication efforts, you agree promptly to prepare and provide to the Committing Parties all information with respect to the Borrower and the Refinancing, including all financial information and projections (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Credit Facilities. At the request of the Arrangers, the Borrower agrees to assist in the preparation of a version of the Information Materials (the “Public-Side Version ”) to be used by prospective Lenders’ public-side employees and representatives (“Public-Siders”) who do not wish to receive material non-public information (within the meaning of the United States federal securities laws) with respect to you, your affiliates or any of your or their respective securities (“MNPI”) and who may be engaged in investment and other market-related activities with respect to you, your affiliates or your or their securities or loans. Before distribution of any Information Materials, you agree to execute and deliver to us (a) a letter in which you authorize distribution of the Information Materials to a prospective Lender’s employees willing to receive MNPI (“Private-Siders”) and (b) a separate letter in which you authorize distribution of the Public-Side Version to Public-Siders and represent that no MNPI is contained therein. You agree that the following documents may be distributed to both Private-Siders and Public -Siders, unless you advise the Arrangers in writing (including by e-mail) within a reasonable time prior to their intended distribution that such materials should only be distributed to Private-Siders: (w) the Term Sheet, (x) administrative materials prepared by the Arrangers for prospective Lenders (such as lender meeting invitations, lender allocations and funding and closing memoranda), (y) notification of changes in the Credit Facilities’ terms and (z) other materials intended for prospective Lenders after the initial distribution of the Information Materials. If you advise us that any of the foregoing should be distributed only to Private-Siders, then Public -Siders will not receive such materials without further discussions with you. You hereby authorize us to distribute drafts of the Credit Documentation to Private-Siders and Public-Siders. The parties hereto agree that information and materials may be distributed or sent through electronic means (including IntraLinks, SyndTrak or another electronic workspace) and that the use of such means is expressly authorized hereby.

You hereby represent and covenant that (a) all information other than the Projections (the “Information”) that has been or will be made available to any Committing Party by you or any of your representatives is or will be, when furnished and taken as a whole, complete and correct in all material

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respects and does not or will not, when furnished and taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to any Committing Party by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions at the time of delivery thereof. You understand that in arranging and syndicating the Credit Facilities we may use and rely on the Information and Projections without independent verification thereof.

As consideration for the commitments and agreements of the Committing Parties hereunder, you agree to pay the nonrefundable fees described in the fee letter dated the date hereof and delivered herewith (the “Fee Letter”).

The commitments and agreements of the Committing Parties hereunder are subject to (a) such Committing Party’s satisfaction that prior to and during the syndication of the Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower, the Target or their subsidiaries that could reasonably be expected to materially and adversely affect the successful syndication of the Credit Facilities, (b) the negotiation, execution and delivery on or before February 25, 2011 of definitive documentation with respect to the Credit Facilities reflecting the Term Sheet, and (c) the other conditions set forth or referred to in the Term Sheet. Notwithstanding anything in this Commitment Letter, the Fee Letter, the Credit Documentation (as defined in Exhibit A) or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, (a) the only representations relating to the Borrower, the Target and their respective businesses, the accuracy of which shall be a condition to availability of the Credit Facilities on the Closing Date, shall be (i) such of the representations made by the Target in the Purchase Agreement as are material to the interests of the Lenders, but only to the extent that you have (or your subsidiary has) the right to terminate your (or its) obligations under the Purchase Agreement as a result of a breach of such representations in the Purchase Agreement (the “Purchase AgreementRepresentations”) and (ii) the Specified Representations (as defined below), and (b) the terms of the Credit Documentation shall be in a form such that they do not impair availability of the Credit Facilities on the Closing Date if the conditions set forth in this Commitment Letter are satisfied (it being understood that, to the extent any guarantee or collateral (including the creation or perfection of any security interest) referred to in the Term Sheet is not or cannot be provided on the Closing Date (other than (x) any guarantee or pledge by a person that is organized in the United States (including Puerto Rico), and (y) the grant and perfection of security interests (i) in assets located in any state of the United States, Puerto Rico or the District of Columbia with respect to which a lien may be perfected solely by the filing of a financing statement under the Uniform Commercial Code or (ii) in capital stock with respect to which a lien may be perfected by the delivery of a stock certificate) after your use of commercially reasonable efforts to do so or without undue burden or expense, then the provision of any such guarantee and/or collateral shall not constitute a condition precedent to the availability of the Credit Facilities on the Closing Date, but may instead be provided after the Closing Date pursuant to arrangements to be mutually agreed). For purposes hereof, “Specified Representations” means the representations and warranties referred to in the Term Sheet relating to corporate existence, power and authority, due authorization, no conflicts and execution and delivery and the enforceability of the Credit Documentation, in each case as they relate to the entering into and performance of the Credit Documentation, effectiveness, validity and perfection of first priority liens under the security documents (subject to the limitations set forth in the preceding sentence), solvency, financial statements, litigation (but only to the extent the breach of such representation would result in a Closing Date Material Adverse Effect (as defined in Exhibit A hereto)), Federal Reserve margin regulations, the Investment Company Act and status of the Credit Facilities and the guaranties thereof as senior debt. Notwithstanding anything in this Commitment Letter, the Fee Letter, the Credit Documentation or any other letter agreement or other

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undertaking concerning the financing of the transactions contemplated hereby to the contrary, the only conditions to availability of the Credit Facilities on the Closing Date are set forth in the Term Sheet under the heading “CERTAIN CONDITIONS–Initial Conditions” or “CERTAIN CONDITIONS – On-Going Conditions.” This paragraph, and the provisions herein, shall be referred to as the “Certain Funds Provision”.

You agree (a) to indemnify and hold harmless each Committing Party, its affiliates and their respective officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Term Sheet, the syndication contemplated hereby, the Fee Letter, the Credit Facilities, the use or intended use of the proceeds thereof, the Transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent (x) they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person or (y) they result from breach by a Committing Party of any of its obligations hereunder, and (b) to reimburse each Committing Party and its affiliates on demand for all out-of-pocket expenses (including due diligence expenses, syndication expenses, consultant’s fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Credit Facilities and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems (including, without limitation, Intralinks and email) that are intercepted by such persons or for any special, indirect, consequential or punitive damages in connection with its activities related to this Commitment Letter, the Credit Facilities or the other transactions contemplated hereby.

You acknowledge that each Committing Party and its affiliates (the term “Committing Party” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. You acknowledge that the Committing Parties and their respective affiliates may from time to time effect transactions, for their own account or the account of customers, and may hold positions in loans or options on loans of the Borrower and other companies that may be the subject of the transactions described herein. In addition, the Committing Parties and their respective affiliates are full service securities firms and as such may from time to time effect transactions, for their own account or the account of customers, and may hold positions in securities or options on securities of the Borrower and other companies that may be the subject of the transactions described herein. No Committing Party will use confidential information obtained from you by virtue of the transactions described herein or its other relationships with you in connection with the performance by such Committing Party of services for other companies, and such Committing Party will not furnish any such information to other companies. You also acknowledge that a Committing Party has no obligation to use in connection with the transactions described herein, or to furnish to you, confidential information obtained from other companies.

You agree that each of the Committing Parties will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or any other document or in our communications or activities hereunder will be deemed to create any advisory, fiduciary or agency

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relationship or any fiduciary or other implied duty between us, on the one hand, and you or your or its subsidiaries, affiliates or stockholders, on the other.

This Commitment Letter shall not be assignable by you without the prior written consent of each Committing Party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto, is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons and is not intended to create any fiduciary or other implied duties among the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Committing Party. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Credit Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

You and the Committing Parties irrevocably and unconditionally submit to the jurisdiction of any state or federal court sitting in the City of New York over any suit, action or proceeding arising out of or relating to this Commitment Letter, the Term Sheet or the Fee Letter or the performance of services hereunder or thereunder. You irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. You agree that a final, non-appealable judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon you and may be enforced in any other courts to whose jurisdiction you are or may be subject, by suit upon judgment. You and we irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of this Commitment Letter, the Term Sheet or the Fee Letter or the performance of services hereunder or thereunder.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to the officers, agents and advisors of the Borrower and, with respect to the Commitment Letter (but not the Fee Letter), on a confidential basis, to the Target and its agents and advisors, who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof) including disclosures required by law, provided, that the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you.

The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment hereunder; provided, that your obligations under this Commitment Letter, other than those arising under the fourth, fifth, sixth and fifteenth paragraphs hereof, shall automatically terminate and be superseded by the provisions of the definitive documentation relating to the Credit Facilities upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time.

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The Committing Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), the Arrangers and each Lender are required to obtain, verify and record information that identifies the Borrower and its affiliates, which information includes the name, address, tax identification number and other information regarding the Borrower and its affiliates that will allow such Arranger or such Lender to identify the Borrower and its affiliates in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to the Arrangers and each Lender.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 12:00 Noon, New York City time, on April 26, 2010. The commitments and agreements of the Committing Parties hereunder will expire at such time in the event we have not received such executed counterparts in accordance with the preceding sentence. In the event that the initial borrowing under the Credit Facilities does not occur on or before the Expiration Date, then this Commitment Letter and the commitments hereunder shall automatically terminate. “Expiration Date” means the earliest of (i) February 25, 2011, (ii) the closing of the Acquisition without the use of the Credit Facilities and (iii) the termination prior to closing of the Acquisition of the Purchase Agreement; provided that the reimbursement and indemnification provisions contained herein shall survive any such termination.

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We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

J.P. MORGAN SECURITIES INC.

By:	/s/ Cornelius J. Droogan
	Name:	Cornelius J. Droogan
	Title:	Executive Director

JPMORGAN CHASE BANK, N.A.

By:	/s/ D. Scott Farquhar
	Name:	D. Scott Farquhar
	Title:	Vice President

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BANC OF AMERICA SECURITIES LLC

By:	/s/ N Na Sprinkle
	Name:	N Na Sprinkle
	Title:	Vice President

BANK OF AMERICA, N.A.

By:	/s/ Linda Alto
	Name:	Linda Alto
	Title:	SVP

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Accepted and agreed to as of the date first written above by:

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

By:	/s/ Thomas F. Ackerman
	Name:	Thomas F. Ackerman
	Title:	Corporate EVP & CFO

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Exhibit A

_______________________________

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
$1,250,000,000
Senior Secured Credit Facilities
Summary of Terms and Conditions
________________________________

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached.

The Borrower intends to acquire (the “Acquisition”) WuXi PharmaTech (Cayman) Inc.   (the “Target”) and its affiliates pursuant to an agreement and plan of arrangement (together with all exhibits, schedules and disclosure letters thereto, the “Purchase Agreement”) dated as of April 26, 2010 among the Borrower and the Target.  In connection therewith, it is intended that:

(a) The Borrower and Subsidiary Borrowers will obtain the Credit Facilities described in this Exhibit A.  To the extent practical, the Credit Facilities will substantially follow the form of the Existing Credit Agreement (as defined below).  The Credit Facilities may, at the option of the Parent in consultation with the Arrangers, be implemented by amending or amending and restating the Existing Credit Agreement (as defined below) on terms consistent with this Commitment Letter.

(b) The proceeds of the Credit Facilities on the Closing Date will be applied (i) to refinance (the “Refinancing”) the Second Amended and Restated Credit Agreement, dated as of July 31, 2006 among the Borrower, the Subsidiary Borrowers party thereto, JPMorgan Chase Bank, as administrative agent, and the other agents and lenders party thereto (as amended from time to time, the “Existing Credit Agreement”) (unless the Existing Credit Agreement is amended or amended and restated as contemplated by paragraph (a) above), (ii) to pay the cash consideration for the Acquisition, (iii) to pay the fees and expenses incurred in connection with the Transaction, (iv) repay the term loans made under the Credit Agreement, dated as of July 27, 2005, among the Borrower and Bank of America, N.A. and (v) with respect to the Revolving Facility, for the other permitted purposes specified in the Term Sheets.

(c) In connection with the payment of the stock portion of the acquisition consideration, the Borrower will issue a certain number of shares of Borrower common stock for each outstanding Target share held by the Target shareholders.

The transactions described above are collectively referred to herein as the “Transaction”. For purposes of this Commitment Letter and the Fee Letter, “Closing Date” shall mean the date of the initial funding of the relevant Credit Facilities.

Set forth below is a statement of the terms and conditions for the Credit Facilities:

I. PARTIES

Borrower:	Charles River Laboratories International, Inc. (the “Borrower”) and certain of its direct and indirect subsidiaries (the “Subsidiary Borrowers”).

Guarantors:
The obligations of the Borrower will be guaranteed by each of its direct and indirect material domestic subsidiaries (the “Subsidiary Guarantors” and together with the Borrower, the “Loan Parties”).  The obligations of the Subsidiary Borrowers will be guaranteed by the Borrower.

Joint Lead Arrangers and Joint Bookrunners:	JPMorgan and BAS (in their capacities as such, the “Arrangers”).

Administrative Agent:	JPMorgan Chase Bank (in such capacity, the “Administrative Agent”).

Syndication Agent:	BAS

Lenders:
A syndicate of banks, financial institutions and other entities, including JPMorgan Chase Bank and Bank of America, arranged by the Arrangers in consultation with the Borrower (collectively, the “Lenders”).

II. TYPES AND AMOUNTS OF CREDIT FACILITIES
A. Term Loan Facility

Type and Amount:	A Term Loan facility (the “Term Loan Facility”) in the amount of $1,000.0 million (the loans thereunder, the “Term Loans”).

Euro Subtranche:	A portion of the Term Loan Facility (the “Term A Euro Subtranche”) not in excess of the U.S. dollar equivalent of $170.0 million will be available in euros on the Closing Date.

Maturity and Amortization:
The Term Loans will mature on the date that is five years after the Closing Date.

The Term Loans shall be repayable in equal quarterly installments in an aggregate annual amount equal to the applicable percentage set forth below of the original principal amount of the Term Loan Facility:

Year	Amortization
1	5%
2	10%
3	15%
4	20%
5	50%

Availability:
The Term Loans shall be made in a single drawing on the Closing Date; provided that, subject to terms to be mutually agreed, a Subsidiary Borrower may, within 30 days of the Closing Date, borrow in euro an amount equal to the Term A Euro Subtranche subject to the proceeds of such borrowing being substantially contemporaneously used to repay the Term A Euro

Subtranche.

Purpose:	The proceeds of the Term Loans shall be used to finance a portion of the Transaction and for general corporate purposes of the Borrower and its subsidiaries.

B. Revolving Facility

Type and Amount:
A five-year revolving credit facility (the “Revolving Facility” and together with the Term Loan Facility, the “Credit Facilities”; the loans under the Revolving Facility, the “Revolving Loans” and together with the Term Loans, the “Loans”; the commitments under the Revolving Facility, the “Revolving Commitments”) in the amount of $250.0 million.

Multicurrency Subfacility:	A portion of the Revolving Facility (the “Multicurrency Subfacility”) not in excess of the U.S. dollar equivalent of $150.0 million will be available for borrowings in U.S. dollars or euro.

Availability and Maturity:
The Revolving Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the date that is five years after the Closing Date (the “Revolving Termination Date”). The Revolving Commitments will terminate and the Revolving Loans will mature on the Revolving Termination Date.

Letters of Credit:
A portion of the Revolving Facility in an amount to be agreed shall be available for the issuance of letters of credit denominated in U.S. dollars (the “Letters of Credit”) by JPMorgan Chase Bank (in such capacity, the “Issuing Lender”).  No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Termination Date, provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Loans) on the same business day if notice of such drawing is received by Borrower on or prior to a time to be agreed upon and otherwise on the immediately succeeding business day.  To the extent that Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

Swingline Loans:	A portion of the Revolving Facility in an amount to be agreed shall be available for swingline loans (the “Swingline Loans”) from JPMorgan Chase Bank on same-day notice. Any Swingline

Loans will reduce availability under the Revolving Facility on a dollar-for-dollar basis.  Each Lender under the Revolving Facility shall be unconditionally and irrevocably required to purchase, under certain circumstances, a pro rata participation in each Swingline Loan.

Purpose:
The proceeds of the Revolving Loans shall be used to finance the working capital needs and for general corporate purposes of the Borrower and its subsidiaries and may be used to finance a portion of the Transaction.

C. Incremental Facilities

The Borrower may, at any time after the Closing Date, request Lenders and/or, with the approval of the Administrative Agent (which shall not be unreasonably withheld), other entities, to provide additional commitments to the Revolving Facility (any such increase, an “Incremental Revolving Facility”) and/or to add one or more incremental term loan facilities to the Term Loan Facility (each, an “Incremental Term Facility”; together with any Incremental Revolving Facilities, the “Incremental Facilities”) in an aggregate principal amount not to exceed $250.0 million with such additional loans having the same guarantees from the same Loan Parties and being secured on a pari passu basis by the same collateral as the Credit Facilities; provided that (i) no existing Lender will be required to participate in any such Incremental Facility, (ii) no event of default or default exists, or would exist after, giving effect thereto, (iii) the Borrower shall be in pro forma compliance with the financial covenants; (iv) the proceeds of any Incremental Facilities shall be used for general corporate purposes of the Borrower and its subsidiaries (including acquisitions and investments permitted under the Credit Documentation, as defined below); (v) in the case of any Incremental Term Facilities, the maturity date thereof shall not be earlier than the date that is five years after the Closing Date and the weighted average life to maturity shall be equal to or greater than the weighted average life to maturity of the Term Loans; (vi) in the case of any Incremental Revolving Facility the maturity date or commitment termination date thereof shall not be earlier than the Revolving Termination Date and such Incremental Revolving Facility shall not require any scheduled commitment reductions prior to the Revolving Termination Date; (vii) the Incremental Revolving Facilities shall share ratably in any mandatory prepayments of the existing Revolving Loans; (viii) the Incremental Facilities shall be subject to a “most favored nation” pricing provision that ensures that the initial yield over the applicable base rate (including any original issue discount, upfront fees and interest rate floors) on the Incremental Facilities does not exceed the initial yield (including any original issue discount, upfront fees and interest rate floors) over the applicable base rate on the Term Loan Facility by more than 25 basis points; and (ix) all terms and documentation with respect to any Incremental Facility which differ from those with respect to the loans under the applicable Credit Facility shall be reasonably satisfactory to the Administrative Agent (except to the extent permitted by clauses (v), (vi) and (viii) above.

III. CERTAIN PAYMENT PROVISIONS

Fees and Interest Rates:	As set forth on Annex I.

Optional Prepayments and Commitment Reductions:
Loans may be prepaid and commitments may be reduced by the Borrower or the relevant Subsidiary Borrower in minimum amounts to be agreed upon.  Optional prepayments of the Term Loans under any Term Loan Facility shall be applied to the installments thereof as directed by Borrower and may not be reborrowed.

Mandatory Prepayments:	The following amounts shall be applied to prepay the Term Loans:

100% of the net proceeds from the incurrence of indebtedness not otherwise permitted to be incurred after the Closing Date by the Borrower or any of its subsidiaries.

IV. COLLATERAL
The obligations of each Loan Party in respect of the Credit Facilities and any hedging arrangements provided by any Lender (or any affiliate of a Lender) shall be secured by a perfected first priority security interest in all of its tangible and intangible assets (including, without limitation but subject to exceptions for existing liens and other customary exceptions, intellectual property, real property and all of the capital stock of each Subsidiary Guarantor and of the direct and indirect “first-tier” material foreign subsidiaries of the Borrower (such pledge of the capital stock of foreign subsidiaries to be limited to 66% to the extent a pledge of a greater percentage would reasonably be expected to result in material adverse tax consequences)) (the “Collateral”).

V. CERTAIN CONDITIONS

Initial Conditions:
The availability of the Credit Facilities shall be conditioned upon satisfaction of, among other things, the following conditions precedent (the date upon which all such conditions shall be satisfied, the “Closing Date”):

(a) Each Loan Party shall have executed and delivered satisfactory definitive financing documentation with respect to the Credit Facilities (the “Credit Documentation”).

(b) Customary closing certificates as to corporate existence and authority.

(c) The Borrower and its subsidiaries, on a consolidated basis after giving effect to the Transaction, shall be solvent, and the Committing Parties shall have received a certificate from the chief financial officer of the Borrower, in form reasonably acceptable to the Committing Parties, certifying to the effect thereof.

(d) The Acquisition shall be consummated pursuant to the Purchase Agreement, substantially concurrently with the initial funding of the Credit Facilities, and no provision thereof shall have been amended or waived in any material respect adverse to the Arrangers, Lenders or the Borrower without the prior written consent of the Commitment Parties.

(e) The Lenders, the Administrative Agent and the Arrangers shall have received all fees required to be paid, and all reasonable expenses for which invoices have been presented, on or before the Closing Date.

(f) The Borrower shall have a maximum total leverage ratio of 3.50:1.00 on a pro forma basis after giving effect to the Transaction.

(g) On the Closing Date, after giving effect to the Transaction, neither the Borrower, the Target nor any of their respective subsidiaries shall have any indebtedness for borrowed money in excess of $40 million other than the Credit Facilities, the Borrower’s existing outstanding convertible notes and other indebtedness expressly contemplated by the Purchase Agreement.

(h) The Borrower shall have delivered (i) the audited consolidated financial statements of the Borrower for the three most recent fiscal years ended prior to the Closing Date as to which such financial statements are available and (ii) the unaudited interim consolidated financial statements of the Borrower for each quarterly period ended subsequent to the date of the latest financial statements delivered pursuant to clause (i) of this paragraph as to which such financial statements are available.

(i) Subject to the Certain Funds Provision, all documents and instruments required to perfect the Administrative Agent’s security interests in the Collateral shall have been executed and delivered and be in proper form for filing, and the Administrative Agent shall have received satisfactory perfection certificates in respect of the Loan Parties and the Collateral.

(j) The Administrative Agent shall have received such legal opinions (including opinions (i) from counsel to the Borrower and its subsidiaries and (ii) from such special and local counsel as may be required by the Administrative Agent), documents and other instruments as are customary for transactions of this type or as it may reasonably request.

(k) The Existing Credit Agreement shall have been (i) terminated and all amounts payable thereunder shall have been satisfied or (ii) amended or amended and restated on terms consistent with this Commitment Letter.

(l) The Borrower shall have used commercially reasonable efforts to obtain at least 30 days prior to the Closing Date updated corporate credit and corporate family credit ratings from S&P and Moody’s, respectively, and ratings for the Credit Facilities from each of Moody’s and S&P.

(m) The Lenders shall have received, at least five business days prior to the Closing Date, satisfactory information required for compliance by Lenders with applicable “know your customer” and anti-money laundering requirements (including information required under the PATRIOT Act).

(n) Since April 26, 2010, there shall not have been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Borrower and the Target, taken as a whole (the “Closing Date Material Adverse Effect”).  For purposes of this clause (n), “Material Adverse Effect” means, with respect to any person, a material adverse effect on the financial condition, business, assets or results of operations of such person and its subsidiaries, taken as a whole, excluding any effect resulting from (i) changes in the financial or securities markets or general economic, political or regulatory conditions (including changes resulting from the items set forth in clause (iv) below), to the extent such changes do not have a materially disproportionate effect on such person and its subsidiaries, taken as a whole, relative to other participants in the industry in which such person and its subsidiaries operate (and taking into account for purposes of determining whether a Material Adverse Effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (ii) changes or conditions generally affecting the industry in which such person and its subsidiaries operate, to the extent that such changes or conditions do not have a materially disproportionate effect on such person and its subsidiaries, taken as a whole, relative to other participants in the industry in which such person and its subsidiaries operate (and taking into account for purposes of determining whether a Material Adverse Effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (iii) changes, after April 26, 2010, of applicable law or applicable accounting regulations or principles or interpretations thereof, to the extent that such changes do not have a materially disproportionate effect on such person and its subsidiaries, taken as a whole, relative to other participants in the industry in which such person and its subsidiaries operate (and taking into account for purposes of determining whether a Material Adverse Effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (iv) acts of war, sabotage or terrorism, other outbreaks or escalations of hostilities or natural disasters, to the extent that they do not have a materially disproportionate effect on such person and its subsidiaries, taken as a whole, relative to other participants in the industry in which such person and its subsidiaries operate (and taking into account for purposes of determining whether a Material Adverse Effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (v) the announcement or consummation of the transactions contemplated by the Purchase Agreement, the announcement of the identity of t or he Borrower of its affiliates as the acquiror of the Target or any person’s performance of or compliance with the terms of the Purchase Agreement (including any loss of customers or employees resulting from the items set forth in this clause (v)) or (vi) any change, in and of itself, in such person’s stock price or trading volume, or any failure, in and of itself, by such person to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that this clause (vi) shall not prevent a party from asserting that any event, occurrence, development or state of circumstances or facts that may have contributed to such change or failure independently constitutes or contributes to a Material Adverse Effect).

(o) The accuracy in all material respects of the representations and warranties in the Credit Documentation (subject to the Certain Funds Provision).

On-Going Conditions:
The making of each extension of credit after the initial fundings on the Closing Date shall be conditioned upon (a) the accuracy in all material respects of all representations and warranties in the Credit Documentation and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

VI. CERTAIN DOCUMENTATION MATTERS

The Credit Documentation shall contain representations, warranties, covenants and events of default customary for financings of this type and other terms deemed appropriate by the Lenders, including, without limitation (in each case substantially consistent with the Existing Credit Agreement to the extent practicable and subject to such exceptions and qualifications as are customary or as may be agreed):

Representations and Warranties:
Financial statements (including pro forma financial statements); no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of Credit Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; taxes; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; environmental matters; solvency; accuracy of disclosure; use of proceeds; and creation and perfection of security interests.

Affirmative Covenants:
Delivery of financial statements, reports, accountants’ letters, projections, officers’ certificates and other information requested by the Lenders (including as to the USA PATRIOT Act); payment of taxes and other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; cash management; notices of defaults, litigation and other material events; compliance with environmental laws; maintenance of ratings on the Credit Facilities; and further assurances (including, without limitation, with respect to security interests in after-acquired property).

Financial Covenants:	A minimum fixed charge coverage ratio and a maximum total leverage ratio of 3.50:1.00, with step downs to be agreed.

Negative Covenants:
Limitations, subject to baskets and exceptions to be agreed, on: indebtedness (including guarantee obligations); liens; mergers, consolidations, liquidations and dissolutions; sales of assets; dividends and other payments in respect of capital stock; investments, loans and advances (with permitted acquisitions to be allowed); payments and modifications of subordinated and other debt instruments; transactions with affiliates; sale-leasebacks; hedging agreements; restrictive agreements; and changes in lines of business.

Events of Default:
Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period of three business days; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period of 30 days); cross-default to material indebtedness (exceeding $20,000,000); bankruptcy events; certain ERISA events; material judgments (exceeding $25,000,000); actual or asserted invalidity of any guarantee, material subordination provisions or security interest; and a change of control (consistent with the definition contained in the

Existing Credit Agreement).

Voting:
Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding more than 50% of the aggregate amount of the Term Loans and Revolving Commitments, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of amortization or final maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (b) the consent of 100% of the Lenders shall be required with respect to (i) reductions of any of the voting percentages and (ii) releases of all or substantially all of the Subsidiary Guarantors or all or substantially all of the Collateral.

Assignments and Participations:
The Lenders shall be permitted to assign and sell participations in their Loans and commitments, subject in the case of assignments to the consent of the Administrative Agent and the Issuing Lender (except for assignments of a portion of the Term Loan Facility to existing Lenders or to an affiliate of a Lender) and the Borrower (except for assignments to existing Lenders and Lender affiliates and assignments during the existence of a Event of Default), which consent in each case shall not be unreasonably withheld.  Non-pro rata assignments shall be permitted.  In the case of partial assignments (other than to another Lender or to an affiliate of a Lender), the minimum assignment amount shall be $5,000,000 (in the case of the Revolving Facility) and $1,000,000 (in the case of the Term Loan Facility), in each case unless otherwise agreed by the Borrower and the Administrative Agent.  The Administrative Agent shall receive a processing and recordation fee of $3,500 in connection with all assignments.  Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions subject to customary limitations.  Voting rights of participants shall be limited to those matters set forth in clause (a) under “Voting” with respect to which the affirmative vote of the Lender from which it purchased its participation would be required.  Pledges of Loans in accordance with applicable law shall be permitted without restriction.

Yield Protection:
The Credit Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto.

Expenses and Indemnification:
The Borrower shall pay (a) all reasonable out-of-pocket expenses of the Administrative Agent and the Arrangers associated with the syndication of the Credit Facilities and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel) and (b) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documentation.

The Administrative Agent, the Arrangers and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any losses, claims, damages, liabilities or expenses incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof, except to the extent (x) they are found by a final, non-appealable judgment of a court to arise from the gross negligence or willful misconduct of the relevant indemnified person or (y) they result from breach by an indemnified person which is party to the Credit Documentation of any of its obligations thereunder.

Governing Law and Forum:	State of New York.

Counsel to the Administrative Agent and the Arrangers:	Simpson Thacher & Bartlett LLP.

Annex I
INTEREST AND CERTAIN FEES

Interest Rate Options:
The Borrower or the relevant Subsidiary Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to (a) the ABR plus the Applicable Margin or (b) the Eurodollar Rate plus the Applicable Margin; provided, that all Swingline Loans shall bear interest based upon the ABR.

As used herein:

“ABR” means, for any day, a rate per annum equal to the greatest of (i) the rate of interest publicly announced by JPMorgan Chase Bank as its prime rate in effect on such day at its principal office in New York City (the “Prime Rate”), (ii) the federal funds effective rate on such day plus 0.50% and (iii) the Eurodollar Rate for a one-month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1%; provided that, for the avoidance of doubt, the Eurodollar Rate for any day shall be based on the rate appearing on the Reuters BBA Libor Rates Page 3750 (or on any successor or substitute page of such page) at approximately 11:00 a.m. London time on such day.  Any change in the ABR due to a change in the Prime Rate, the federal funds effective rate or the Eurodollar Rate shall be effective from and including the effective date of such change in the Prime Rate, the federal funds effective rate or the Eurodollar Rate, respectively.

“ABR Loans” means Loans bearing interest based upon the ABR.

“Applicable Margin” means a percentage to be determined in accordance with the pricing grid attached hereto as Annex I-A.

“Eurodollar Loans” means Loans bearing interest based upon the Eurodollar Rate.

“Eurodollar Rate” means the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for a period equal to one, two, three or six months (as selected by the Borrower or the relevant Subsidiary Borrower) appearing on the Reuters BBA Libor Rates Page 3750 (or on any successor or substitute page of such page).  The applicable Eurodollar Rate will be adjusted for U.S. statutory reserve requirements for eurocurrency liabilities (presently zero).

Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Eurodollar Rate (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees:
The Borrower shall pay a commitment fee calculated at a rate per annum equal to a percentage to be determined in accordance with the pricing grid attached hereto as Annex I-A on the average daily unused portion of the Revolving Facility, payable quarterly in arrears.  Swingline Loans shall, for purposes of the commitment fee calculations only, not be deemed to be a utilization of the Revolving Facility.

Letter of Credit Fees:
The Borrower shall pay a fee on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans under the Revolving Facility on the face amount of each such Letter of Credit.  Such fee shall be shared ratably among the Lenders participating in the Revolving Facility and shall be payable quarterly in arrears.

A fronting fee equal to 0.25% per annum on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account.  In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate:
At any time when the Borrower or any Subsidiary Borrower is in default in the payment of any amount of principal due under the Credit Facilities, such amount shall bear interest at 2.00% above the rate otherwise applicable thereto.  Overdue interest, fees and other amounts shall bear interest at 2.00% above the rate applicable to the relevant ABR Loans.

Rate and Fee Basis:
All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

2

PRICING GRID FOR REVOLVING LOANS
AND TERM LOANS

	Leverage Ratio	Applicable Margin Eurodollar Loans	Applicable Margin ABR Loans	Commitment Fee
Level I	≥ 2.75:1.00	2.75%	1.75%	0.50%
Level II	≥ 2.00:1.00 but < 2.75:1.00	2.50%	1.50%	0.375%
Level III	≥ 1.25:1.00 but < 2.00:1.00	2.25%	1.25%	0.30%
Level IV	< 1.25:1.00	2.00%	1.00%	0.25%